Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement No. 333-208184

Free Writing Prospectus dated February 10, 2016

Fantex, Inc.

On February 4, 2016, a media publication was released by The Wall Street Journal, attached hereto as Annex A, and on February 7, 2016, a media publication was released by InstitutionalInvestor.com, attached hereto as Annex B (each an “Article,” and together the “Articles”) concerning Fantex, Inc. (referred to in this filing as “we,” “us,” “Fantex” or the “Company”). The Article references the completed initial public offerings of the Fantex Series Vernon Davis Convertible Tracking Stock (“Fantex Series Vernon Davis”), the Fantex Series EJ Manuel Convertible Tracking Stock (“Fantex Series EJ Manuel”), the Fantex Series Mohamed Sanu Convertible Tracking Stock (“Fantex Series Mohamed Sanu”), the Fantex Series Alshon Jeffery Convertible Tracking Stock (“Fantex Series Alshon Jeffery”), the Fantex Series Michael Brockers Convertible Tracking Stock (“Fantex Series Michael Brockers”) and the Fantex Series Jack Mewhort Convertible Tracking Stock (“Fantex Series Jack Mewhort”), and the planned initial public offering of the Fantex Series Professional Sports Convertible Tracking Stock (“Fantex Series Professional Sports” and, together with Fantex Series Vernon Davis, Fantex Series EJ Manuel, Fantex Series Mohamed Sanu, Fantex Series Michael Brockers and Fantex Series Jack Mewhort, the “Tracking Stocks”) and Fantex Sports Portfolio 1 Units (the “Units”) of the Company (the “Vernon Davis Offering,” the “EJ Manuel Offering,” the “Mohamed Sanu Offering,” the “Alshon Jeffery Offering,” the “Michael Brockers Offering,” the “Jack Mewhort Offering” and the “Units Offering,” which includes, in part, Fantex Series Professional Sports, respectively, and collectively the “Offerings”), which Offerings are covered by the Registration Statements on Form S-1 (File Nos. 333-192476, 333-194256, 333-196437, 333-198986, 333-201677, 333-203457 and 333-208184 respectively), as amended (the “Vernon Davis Registration Statement,” the “EJ Manuel Registration Statement,” the “Mohamed Sanu Registration Statement,” the “Alshon Jeffery Registration Statement,” the “Michael Brockers Registration Statement,” the “Jack Mewhort Registration Statement” and the “Units Registration Statement,” respectively, and collectively the “Registration Statements”), that the Company has filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The Vernon Davis Offering was completed on April 28, 2014, the EJ Manuel Offering was completed on July 21, 2014, the Mohamed Sanu Offering was completed on November 3, 2014, the Alshon Jeffery Offering was completed on March 19, 2015, the Michael Brockers Offering was completed on May 29, 2015 and the Jack Mewhort Offering was completed on July 14, 2015 (collectively, the “Completed Offerings”). However, and as described further below under “Corrections and Clarifications,” the Articles contain certain factual inaccuracies and inconsistencies with the information contained in the Registration Statements.

The Articles were not prepared by or reviewed by the Company or any other offering participant prior to publication. The publishers of the Articles are not affiliated with the Company. The Company made no payment and gave no consideration to the publishers in connection with the publication of the Articles or any other articles published by the publishers concerning the Company. With the exception of statements and quotations attributed directly to Cornell “Buck” French, Chief Executive Officer of Fantex, Inc., or derived from the Company’s Registration Statements, the Articles represent the authors’ opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Article or contained herein only after carefully evaluating all of the information in the Company’s Registration Statements and the other documents incorporated by reference into such Registration Statements.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

The Wall Street Journal

•                  The Article references “[Vernon Davis] in [an investor’s p]ortfolio,” “stocks tied to [athletes’] future earnings,” “players covered by [] tracking stock,” “securities tied to [athletes’] future earnings,” “return[s] based on the earnings of a … player,” “offering … linked to the earnings of [athletes],” “security tied to [an] athlete” and “securitizing professional athletes’ brands.” The Company clarifies that the Tracking Stocks are intended to track and reflect the value and performance of one or more athletes’ brands. Holders of shares of the Tracking Stocks (including through the purchase of the Units) will have no direct investment in the associated athletes, brands or brand contracts, including the Company’s brand contracts with each of Vernon Davis, EJ Manuel, Mohamed Sanu, Alshon Jeffery, Michael Brockers, Jack Mewhort, Kendall Wright, Andrew Heaney, Terrance Williams and Ryan Shazier (each a “Contract Party,” and together the “Contract Parties”), and, in certain cases, affiliated entities of these athletes (each a “Brand Contract” and together the “Brand Contracts”). An investment in a Tracking Stock will represent an ownership interest in the Company and does not represent an interest in a separate legal entity.

•                  The Article references “an offering … on the New York Stock Exchange” and “Fantex’s majority owners are co-founders Buck French and David Beirne.” The Company clarifies that intends to list the Units on the NYSE MKT. The Company further clarifies that, as of December 31, 2015, Fantex Holdings, Inc., our parent company, beneficially owned 98.58% of our common stock. As of December 31, 2015, Mr. French and David Beirne, two of our co-founders and directors, beneficially owned 19.5% and 24.1% of Fantex Holdings, Inc. capital stock, respectively.

InstitutionalInvestor.com

•                  The Article references “athlete-based derivatives,” “shares in [Vernon] Davis,” “[Vernon] Davis [being] listed,” “shares in [an] athlete,” “[Alshon Jeffery’s] investors,” “players who have securities,” “securities backed by [athletes’] earnings,” “[s]ecuritization of [a]thletic [p]erformance,” “securitization of performance of [] players,” “investors[’] … dependen[ce] on the … performance of [] athletes” and “[Alshon Jeffery] pay[ing] out .. his earnings to … investors.” The Company clarifies that the Tracking Stocks are intended to track and reflect the value and performance of one or more athletes’ brands. Holders of shares of the Tracking Stocks (including through the purchase of the Units) will have no direct investment in the associated athletes, brands or brand contracts, including the Company’s brand contracts with each of the Contract Parties. An investment in a Tracking Stock will represent an ownership interest in the Company and does not represent an interest in a separate legal entity. The Company further clarifies that tracking stocks are intended to track and reflect the economic performance of the underlying brand contracts, and not the on-field performance of the associated Contract Parties, and the Company does not believe that the trading price of the Tracking Stocks will necessarily bear any relationship to the short-term on-field performance of any of the Contract Parties. However, the trading prices and overall economic performance of the Tracking Stocks would be affected by the on-field performance of the Contract Parties to the extent that such on-field performance has a long-term impact on such Contract Party’s brand income.

•                  The Article references “lifetime earnings.” The Company clarifies that pursuant to the Brand Contracts, the Company has acquired interests in the brand income, as defined in each of the Brand Contracts, of the Contract Parties. Brand income generally means gross monies or other consideration that the contract party receives generally as a result of the Contract Party’s skills and brand, including salary and wages from being an professional athlete and activities generally related to the Contract Party’s particular professional sport, and consists of other compensation from the Contract Party’s assignment of rights in his persona, including use of his name, voice, likeness, image, signature, talents, live or taped performances, in connection with motion pictures, television and Internet programming, radio, music, literary, talent engagements, personal appearances, public appearances, records and recording, or publications; any use of his persona for purposes of advertising, merchandising, or trade, including sponsorships, endorsements and appearances, and any other assignment of rights in his persona, to generate income; and any other personal services performed by the Contract Party which are of the type typically performed by individuals in the particular professional sport because of their status as a professional athlete in that sport (including, without limitation, sports casting, coaching, participating in sports camps, acting as spokesperson) (“Brand Income”). A more detailed description of each Contract Party’s brand income is available in the Registration Statements.

•                  Mr. French references “dampen[ing] volatility” and “quantify[ing] risk.” The Company clarifies that the Offerings are highly speculative and the Tracking Stocks involve a high degree of risk. Investing in the Tracking Stocks should be considered only by persons who can afford the loss of their entire investment. A more detailed description of the risks of an investment in the Tracking Stocks may be found in the Registration Statements.

•                  The Article references that “Fantex … plans to [pay] income [received] to investors as dividends” and that “Fantex’s board of directors includes John Elway … and Duncan Niederauer.” The Company clarifies that the board of directors is permitted, but not required to declare and pay dividends on the Company’s platform common stock or any of its Tracking Stocks. The Company intends to pay a majority of available cash for each Tracking Stock as a cash dividend at least once every 12 months to the extent permitted by the General Corporation Law of the State of Delaware, provided that such dividend is not expected to have a material impact on its liquidity or capital resources. A more detailed description of the Company’s dividend policy is available in the Registration Statements. The Company further clarifies that Mr. Elway and Mr. Niederauer are members of the board of directors of Fantex Holdings, Inc., the parent company of Fantex, Inc.

•                  The Article references “an additional four football players” and “a bundled unit … which will trade on the Nasdaq.” The Company clarifies that it has entered into brand contracts with four athletes comprising Fantex Series Professional Sports. Kendall Wright, Terrance Williams and Ryan Shazier are professional athletes in the National Football League. Andrew Heaney is a professional athlete in Major League Baseball. The Company further clarifies that it intends to list the Units on the NYSE MKT.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the Offerings, future brand income under the Company’s brand contracts with Vernon Davis, EJ Manuel, Mohamed Sanu, Alshon Jeffery, Michael Brockers, Jack Mewhort, Kendall Wright, Andrew Heaney, Terrance Williams and Ryan Shazier, respectively, the longevity of Vernon Davis’s, EJ Manuel’s, Mohamed Sanu’s, Alshon Jeffery’s, Michael Brockers’s, Jack Mewhort’s, Kendall Wright’s, Andrew Heaney’s, Terrance Williams’s and Ryan Shazier’s careers, respectively, results of operations, expectations for the use of the net proceeds from the Units Offerings, prospects, growth and strategies, plans, market opportunities and the trends that may affect the Company, Vernon Davis, EJ Manuel, Mohamed Sanu, Alshon Jeffery, Michael Brockers, Jack Mewhort, Kendall Wright, Andrew Heaney, Terrance Williams and Ryan Shazier. The Company generally identifies forward-looking statements by words such as “believe,” “expect,” “intend,” “may,” “should,” “will,” “would” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed registration statements (including preliminary prospectuses) with the SEC for each of the offerings to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectuses in the respective registration statements and other documents the Company has filed with the SEC for more complete information about the Company and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offerings will arrange to send you these prospectuses if requested by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Vernon Davis Is Going to the Super Bowl, But Should He Go in Your Portfolio?

By: Yogita Patel

February 4, 2016, 5:30 a.m. ET

Fantex offers stocks tied to the future earnings of professional athletes; financial advisers urge caution

[Photo of Vernon Davis]

Vernon Davis of the Denver Broncos is one of the players covered by a tracking stock offered by Fantex.

Global financial markets are in turmoil, oil prices are at historic lows and it seems one of the few certainties in life is that the Denver Broncos and Carolina Panthers will face off in Super Bowl 50 on Sunday. But does the popularity of the National Football League make it worthy of a place in your portfolio?

The prominence of professional sports has fueled a boom of ventures that allow fans a chance to make money off on-field action. In 2015, daily-fantasy games alone registered an estimated $3.1 billion in entry fees, according to research firm Eilers & Krejcik Gaming, LLC.

One new venture, Fantex, is hoping to take this a step further by giving individuals the ability to invest in securities tied to the future earnings of professional athletes. Financial advisers, however, caution that these untested securities merit at most a small role in the “play money” part of a portfolio.

Fantex securities might appeal to someone who isn’t comfortable with the stock market but does have a great deal of familiarity with the NFL or other major sports leagues, according to Michael McKevitt, a financial planner at Palatine, Ill.-based Guillaume & Freckman Inc. But he said his firm, which has about $160 million in assets under management, doesn’t consider it a good long-term investment for its clients, given the risks and Fantex’s limited operating history.

Fantex, based in San Francisco, has issued six “tracking stocks” that each aim to deliver a return based on the earnings of a single NFL player. While those securities aren’t traded on a major exchange, the company is now planning an offering to be underwritten by UBS Securities that will be listed on the New York Stock Exchange and be linked to the earnings of 10 players.

The securities, which the company identifies as highly speculative in its prospectuses, are technically common shares of Fantex and don’t give buyers any direct claim on the athletes involved.

Fantex’s majority owners are co-founders Buck French and David Beirne.

The company says one of the big benefits of its securities is that they will likely never be affected by broader market events. “It provides tremendous value to investors to have access to a noncorrelated asset class,” said Mr. French, who is also CEO. Fantex uses a host of data in calculating each athlete’s earnings potential, including playing statistics, which he says is a draw for investors since they can use the same data to derive their own estimates.

Mr. McKevitt said no clients have asked him about Fantex. But if anyone did, he said, he would tell that person to think of it as an entertainment—“almost as if they are going to Vegas”—not as an investment.

He said buying a security tied to one athlete, who in any game can suffer a career-ending injury, is far riskier than investing in just one company.

The first Fantex tracking stocks were sold to investors in 2014 and the company raised about $26 million from six offerings, the majority of which went toward upfront payments to the athletes who received the money in exchange for signing away a portion of their future earnings. The company has yet to turn a profit—it had a loss of about $2 million for the nine months ended Sept. 30—and cites the substantial upfront costs as contributing to its high risk.

Some individuals have bought a single $10 share in one tracking stock, Mr. French said, while in more than one offering an investor has bought the 10% maximum allowed, or more than $100,000 based on the smallest offering.

More than 90% of the money has come from accredited investors—which the SEC defines as someone who made $200,000 or more in each of the two prior years or has a net worth over $1 million—rather than less affluent individuals the company dubs “fanvestors.”

The six players covered by the initial tracking stocks are Vernon Davis, who plays for Super Bowl contender Denver Broncos, EJ Manuel, Mohamed Sanu, Alshon Jeffery, Michael Brockers and Jack Mewhort. So far, only the offerings related to Mr. Davis and Mr. Sanu have paid dividends. The shares are only changing hands through Fantex’s own brokerage and should be considered illiquid, Mr. French said.

The company expects the exchange-listed product to debut by mid-February. Its return will be linked to the earnings of the six NFL players included in the initial offerings and four other athletes who have entered into brand contracts with the company but don’t have individual tracking stocks, including Los Angeles Angels pitcher Andrew Heaney, representing Fantex’s first offering outside of the NFL.

Hart Lambur, a 32-year-old based in New York, said he isn’t a big sports fan but the idea of securitizing professional athletes’ brands appealed to him. He has spent a few thousand dollars on tracking stocks for Messrs. Davis, Manuel and Sanu. He said he has a buy-and-hold approach to the securities.

“They’re priced at a discount because it’s a new asset class and I think it’s a good long-term investment,” Mr. Lambur said.

But Peter Lazaroff, a wealth manager and director of investment research at St. Louis-based investment adviser Plancorp, urged caution, noting that the benefits to players seem clearer than those to investors. He said that if he were approached by a client considering investing in the Fantex offerings, he would try to talk them out of it.

“If someone really felt passionate” and could afford it, “then this might be better suited for a personal play portfolio” than a retirement portfolio, Mr. Lazaroff said.

He said the inherent premise of the securities makes them particularly unattractive, given the poor financial management and long-term earning prospects of many NFL players, which make up most of Fantex’s offerings.

“I would rather go buy the future earnings streams of a series of accountants,” he said.

Annex B

Securitization of Athletic Performance Lacks Super Bowl Ring

By: Dan Weil

February 7, 2016

When it comes to Fantex’s securitization of performance of NFL players like the Denver Broncos’ Vernon Davis, analysts don’t see a winning trade.

[Photo of Vernon Davis]

Vernon Davis, presently with the Denver Broncos, speaks at a National Football League draft media luncheon, April 27, 2006 in New York. Photo credit: Mason Levinson/Bloomberg

American football players are used to being traded. Waking up a Dallas Cowboy and finding out you’ve been dealt to the Chicago Bears, say, is a risk that comes with the job. But Fantex Holdings is taking the trading of football players to a new level.

The San Francisco—based company has created securities backed by the earnings of six National Football League players. One of those players, Denver Broncos tight end Vernon Davis, will take the field in the Super Bowl on Sunday evening in Santa Clara, California.

Cornell (“Buck”) French, the company’s CEO and co-founder, touts the securities as a good diversification vehicle, a truly uncorrelated alternative-asset class. “What’s happening in China and the stock market doesn’t affect them,” French says. “And the income will dampen volatility.”

Investment analysts and sports industry professionals aren’t so sure that athlete-based derivatives are a winning play. “I wouldn’t recommend this to any of my clients,” says Dan Goldie, an independent financial adviser in Palo Alto, California, and once the No. 27—ranked tennis player in the world.

To be sure, Goldie and others say the securitizations make sense for some athletes. Under a typical deal, Fantex makes a lump-sum payment to an athlete in exchange for a set percentage of his lifetime earnings, on and off the field. Then the firm sells shares in the athlete to investors in an initial public offering.

Five of the six NFL players who have securities with Fantex have committed to pay out 10 percent of their earnings under their deals. Fantex keeps 5 percent of the athletes’ paybacks for itself and plans to pass along the rest of the income to investors as dividends. So far, the payments have ranged from $1.56 million for Mohamed Sanu, a wide receiver with the Cincinnati Bengals, to $7.94 million for Alshon Jeffery, a wide receiver with the Chicago Bears. Jeffery has agreed to pay out 13 percent of his earnings to his investors.

Fantex did its first IPO by offering shares in Davis in 2014. To date, the company has paid dividends on two athletes’ securities: $1.50 for Davis, and 20 cents for Sanu. French notes that the securities of all six athletes were sold for $10 at their IPOs, but those numbers should move to reflect the players’ perceived brand value over time. Four of the players have dropped below their IPO price, whereas two have risen above; prices range from $6 for Buffalo Bills backup quarterback E.J. Manuel to $12 for Jack Mewhort, an offensive lineman for the Indianapolis Colts.

Fantex’s board of directors includes John Elway, the former Broncos star-quarterback-turned-general-manager, and Duncan Niederauer, the former New York Stock Exchange CEO. The company plans to create securities for an additional four football players and then form a bundled unit based on the securities of all ten players, which will trade on the Nasdaq. Since Davis was first listed, however, trading volume has been negligible. “For all intents and purposes, it’s an illiquid market,” CEO French says. “It’s rare to find a buyer or seller for anything. More than 1,000 investors hold shares.

French says Fantex is careful about the athletes it selects. It targets NFL rookies who are starters and, it hopes, one to three years away from a big payday. NFL careers generally don’t last long. A rookie who makes the opening-day roster has a career of six years, on average, whereas those who are drafted in the first round last 9.3 years, according to NFL data. As for the issue of players getting into trouble off the field, “Character is No. 1 in who we target,” French says. “We do our due diligence. You can quantify risk.” There is no stock in Johnny Manziel, the Cleveland Browns quarterback who made headlines in recent weeks for possible assault against a former girlfriend and the subsequent attempt by his father to enroll him in rehab.

Athletes, especially football players, can easily get injured, severely limiting on-field earnings. Off-field income, both during and after players’ athletic careers, is no sure thing either. After their playing days are over, many athletes seek careers in broadcasting or coaching, but competition is intense in those fields for positions that pay well. Bottom line: “Athlete brands are notoriously unpredictable in their earning power,” says Phil de Picciotto, president of Octagon, a sports management firm in Norwalk, Connecticut.

Another issue for critics is that Fantex isn’t required to pay out dividends, regardless of how much money the athletes provide. The financial strength of Fantex itself will help determine the size of dividends. The company is under no obligation to pay any dividends, so if the company is losing money, the incentive would be to keep the funds rather than pay out dividends. Fantex also plans to make coinvestments with athletes and assist them in marketing.

Investors thus are left dependent on the business performance of Fantex, in addition to the performance of the athletes. “As an investor, what are you investing in?” Goldie asks rhetorically. “You’re investing in Fantex as a business, not the athletes.” This is akin to the one-time opportunity to buy shares in the Green Bay Packers, by which you get a handsome stock certificate but nothing else of financial value, says de Picciotto. “Buyers have an emotional investment. It’s not necessarily a great financial investment, but a good Christmas gift for the kids.”

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